

December 8, 2016

Jane Brindle
Director, Corporate, Securities & Finance Law
TransCanada Corporation
450 - 1st Street S.W.,
Calgary, Alberta, Canada, T2P 5H1

> **Re:** **Columbia Pipeline Partners LP**
> **Schedule 13E-3**
> **Filed November 21, 2016 by TransCanada Corporation, et al.**
> **File No. 005-88754**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed November 21, 2016 by Columbia Pipeline Partners LP**
> **File No. 001-36835**

Dear Ms. Brindle:

We have reviewed the above-captioned filings, and have the following comments. Please respond to this letter by providing the requested information to us. If you do not believe our comments apply to your facts and circumstances, please advise us why in your response.

After reviewing any information you provide in your response to these comments, including any amendments to the above-captioned filings, we may have additional comments.

Schedule 13E-3 | Rule 13e-3 Transaction Statement

General

1. Under the subheading titled "Introduction," in the penultimate paragraph, please revise the typographical error to expressly indicating that the transaction statement is being filed pursuant to "Rule 13e-3." Please note that similar errors also exist on the cover page.

2. Given that Columbia Pipeline Partners LP is soliciting shareholder approval for the proposed transaction, please revise the Schedule 13E-3 to reflect their inclusion as a filing person and provide all required disclosures, including an express fairness determination under Item 8. Item 1014(a), by its terms, requires the subject company - a term defined under Item 1000(f) of Regulation M-A - to produce a fairness determination to the extent engaged in a Rule 13e-3 transaction. See Question 101.01 in our publicly available guidance accessible via the following link: https://www.sec.gov/divisions/corpfin/guidance/13e-3-interps.htm

3. We noticed the disclosure that reads, "[t]hrough CPPL's ownership of Columbia OpCo's general partner and its 15.7% limited partner interest, CPPL controls all of Columbia OpCo's assets and operations." Advise us, with a view toward revised disclosure, whether or not Columbia OpCo is an affiliate engaged in the Rule 13e-3 transaction. See Rule 13e-3(a)(1) (defining "affiliate" as any person that, directly or indirectly, "is controlled by" the issuer).

Item 7. Purposes, Alternatives, Reasons and Effects

4. We noticed the disclosure that states: "The CPG Parties . . . will become the beneficiaries of the savings associated with the reduced burden of complying with the substantive requirements that federal securities laws . . . impose on public companies." Quantify this benefit to the extent practicable, and disclose the estimated future savings available to the issuer that are directly attributable to bypassing these compliance costs. Please also indicate these savings, which have been generally described as costs associated with regulatory filings, will be realized on an annual, recurring basis.

5. Although the Schedule 13E-3 was filed by affiliates of CPPL, no discussion appears to exist that describes the effect of the Rule 13e-3 transaction will have on CPPL's net book value or net earnings. The discussion on page 36 of proxy statement further makes clear "the Conflicts Committee did not consider CPPL's net book value." Please revise to provide the disclosure sought by Item 1013(d) of Regulation M-A and Instruction 3 thereto by providing the effect of the Rule 13e-3 transaction on each affiliates' interest in the net book value and net earnings of the subject company in terms of both dollar amounts and percentages.

Item 8. Fairness of the Transaction

6. Please revise to indicate, if true, that specific liquidation, going concern, net book values were not calculated or considered by the issuer going private within the meaning of Rule 13e-3 or the affiliates engaged in the Rule 13e-3 transaction when making their respective fairness determinations. Refer to Instruction 2 to Item 1014 of Regulation M-A and Questions and Answers 20-21 in Exchange Act Release 17719 (April 13, 1981).

Item 13. Financial Statements

7. Item 13 of the Schedule 13E-3 indicates that financial information has been incorporated by reference. Under Instruction 1 to Item 13 of Schedule 13E-3, a summary of such financial information must be provided in accordance with Item 1010(c) of Regulation M-A. As the summary disclosure appears incomplete, please revise to provide summary financial information that complies fully with Item 1010(c) of Regulation M-A for all periods required by Item 13 of Schedule 13E-3. For example, the balance sheet must be summarized in accordance with Item 1-02(bb) of Regulation S-X. Book value per share also must be computed as of the date of the most recent balance sheet. See Item 1010(c)(5) of Regulation M-A. Refer to Interpretation I.H.7, accessible via the following link, for guidance in complying with an instruction in the tender offer context but nearly identical to Instruction 1: http://www.sec.gov/interps/telephone/phonesupplement3.htm.

Exhibit 99.(c)(2), (c)(4), (c)(5), (c)(6)

8. We noticed the disclosure that indicated that, "[t]hese materials are solely for use of the Committee and may not be used for any other purpose or disclosed to any party without Jeffries' prior written consent." Other language included in this disclaimer is objectionable inasmuch as it states: "Jeffries, its affiliates and its and their respective employees, directors, officers, contractors, advisors, members, successors and agents shall have no liability with respect to any information or matter contained herein." Please revise the disclosure statement to be mailed to shareholders to state, if true, that Jeffries has consented to the use of its materials by the filing persons for purposes of public disclosure in the Schedule 13E-3. Alternatively, provide the disclosures recommended by the Division of Corporation Finance accessible via the link below as being necessary to clarify security holders' right to rely on such materials. http://www.sec.gov/divisions/corpfin/guidance/ci111400ex_regm-a.htm

Preliminary Proxy Statement on Schedule 14A

Information about the Special Meeting and Voting, page 3

9. At present, the disclosure suggests that the right to use discretionary authority is absolute. Please revise to conform the potential use of discretionary authority to comply with the legal standard set forth in Rule 14a-4(c)(3).

Required Unitholder Votes, page 4

10. Please revise to define the term "broker non-votes" and explain how such votes could arise in the context of the approval sought by CPPL given that the matter upon which unitholders are being asked to authorize presumably has been classified as "non-routine."

Interests of Certain Persons in the Merger, page 51

11. Please advise us, with a view toward revised disclosure, whether Item 5(a)(5) is applicable in the context of this transaction by revising to indicate whether any directors of CPP GP are departing following the consummation of the merger with whom CPG has golden parachute agreements. Alternatively, please confirm for us, if true, the reasons why a conclusion was apparently reached that the disclosure was not required.

Cautionary Statement Regarding Forward-Looking Statements, page 54

12. The Private Securities Litigation Reform Act of 1995, by its terms, does not apply to forward looking statements in Rule 13e-3 transactions. Please delete the incorrect representation.

        We remind you that the subject company, each of the filing persons, and their respective managements are responsible for the accuracy and adequacy of the disclosures within the filings each has made notwithstanding any review, comments, action or absence of action by the staff.

You may contact me at (202) 551-3266 with any questions.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers and Acquisitions

cc: Gillian Hobson, Esq.
   Vinson & Elkins